Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited
和黃醫藥（中國）有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 13)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of HUTCHMED (China) Limited (the “Company”) will be held as an electronic/hybrid meeting at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong (the “Principal Meeting Place”) with electronic access through an online platform at https://meetings.computershare.com/Hutchmed2026AGM on Tuesday, May 12, 2026 at 4:00 pm Hong Kong time (9:00 am London time) (or, in the event that a tropical cyclone warning signal no. 8 or above, a black rainstorm warning signal and/or “extreme conditions” announced by the Hong Kong Government (the “Bad Weather Signal”) is/are in force in Hong Kong, at 9:00 am Hong Kong time on that day, at the same time and place and through the same online platform on Thursday, May 14, 2026) for the following purposes:

All resolutions will be proposed as Ordinary Resolutions, save for the resolution in item No. 4, which will be proposed as a Special Resolution.

1.	To consider and adopt the audited Financial Statements, and the Directors’ Report and the Independent Auditors’ Report for the year ended December 31, 2025.

2.	To re-elect Directors.

3.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as Independent Auditors for Hong Kong financial reporting and US financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration.

4.	To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to issue, allot and dispose of such number of additional shares of the Company (otherwise than pursuant to the exercise of options granted under any share option scheme adopted by the Company) not exceeding ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (excluding any treasury shares and such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), such mandate to include the granting of offers, agreements or options to subscribe for shares of the Company which require the exercise of such powers or the allotment and issue of shares of the Company during or after the Relevant Period and the pre-emption rights under Article 13(4) of the Articles of Association of the Company should not apply to the general mandate;

(b)	the price at which any shares of the Company are to be allotted and issued (whether wholly or partly for cash or otherwise) pursuant to the mandate in paragraph (a) of this Resolution shall not be at a discount of more than ten per cent. to the Benchmarked Price (as hereinafter defined) of such shares of the Company; and

(c)	for the purposes of this Resolution:

“Benchmarked Price” means the price which is the higher of:

(i)	the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited on the date of the agreement involving the relevant proposed issue of shares of the Company; and

(ii)	the average closing price as quoted on The Stock Exchange of Hong Kong Limited of the shares of the Company in the five trading days immediately preceding the earliest of:

(A)	the date of announcement of the transaction or arrangement involving the relevant proposed issue of shares of the Company;

(B)	the date of the agreement involving the relevant proposed issue of shares of the Company; and

(C)	the date on which the price of shares of the Company that are proposed to be issued is fixed.

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by a resolution of the shareholders of the Company in general meeting.”

5.	To consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase on AIM, a market operated by the London Stock Exchange plc, the NASDAQ Global Select Market and The Stock Exchange of Hong Kong Limited or any other stock exchanges on which the securities of the Company are traded and recognized for this purpose, shares of the Company (including any form of depositary interests or American depositary shares representing the right to receive such shares issued by the Company), in accordance with all applicable laws and the requirements of the applicable stock exchanges as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the maximum number of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (excluding treasury shares and such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), and the said approval shall be limited accordingly; and

(c)	for the purposes of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

6.	To consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)	with effect from the conclusion of the meeting at which this Resolution is passed, the share option scheme of the Company (a copy of the rules of which has been produced to the meeting and marked “A”) (the “2026 Share Option Scheme”) with a scheme limit of 5% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of approval of the 2026 Share Option Scheme, be and it is hereby approved and adopted; and

(b)	the Directors be and are hereby authorized to take all such steps, do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary, appropriate, desirable or expedient in order to give full effect to the 2026 Share Option Scheme, including without limitation:

(i)	administer the 2026 Share Option Scheme under which options may be granted to eligible persons to subscribe for shares of the Company;

(ii)	to modify and/or amend the 2026 Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions thereof relating to modification and/or amendment and subject to all applicable laws and the requirements of the applicable stock exchanges as amended from time to time;

(iii)	to issue from time to time such number of shares of the Company as may be required to be issued pursuant to the 2026 Share Option Scheme subject to all applicable laws and the requirements of the applicable stock exchanges as amended from time to time;

(iv)	to make application at the appropriate time or times to the applicable stock exchanges for the listing of, and permission to deal in, any shares of the Company which may from time to time be issued pursuant to the options under the 2026 Share Option Scheme; and

(v)	to consent, if the Directors deem fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2026 Share Option Scheme.”

By Order of the Board

Edith Shih

Non-executive Director and Company Secretary

Hong Kong, April 10, 2026

Notes:

a.	The Annual General Meeting will be an electronic/hybrid meeting. Shareholders have the option of attending, participating and voting at the Annual General Meeting physically at the Principal Meeting Place or electronically through electronic access at https://meetings.computershare.com/Hutchmed2026AGM (the “Online Platform”). Shareholders attending and participating in the Annual General Meeting electronically using the Online Platform will also be counted towards the quorum and they will be able to cast their votes and raise questions. Details of the Online Platform are set out in the circular of the Company dated April 10, 2026 (the “Circular”) and the notification letter from the Company to registered shareholders dated April 10, 2026 (the “Shareholder Notification”).

b.	At the Annual General Meeting, the Chairman of the Annual General Meeting will put each of the above resolutions to be voted by way of a poll pursuant to Article 69 of the Articles of Association of the Company.

c.	Any Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a Shareholder.

d.	All Shareholders who wish to appoint a proxy to attend and vote at the Annual General Meeting are recommended to appoint the Chairman of the Annual General Meeting as their proxy by completing, signing and returning the forms of proxy in accordance with the instructions printed thereon.

e.	To be valid, the completed and signed form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be returned (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each ease, as soon as possible and in any event no later than 48 hours before the time for holding the Annual General Meeting or any adjournment or postponement thereof. Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

f.	Completion and return of the form of proxy will not preclude a Shareholder from attending and voting, physically at the Principal Meeting Place or electronically through the Online Platform, at the Annual General Meeting or at any adjournment or postponement thereof should the Shareholder subsequently so wish, and, in such event, the proxy appointment shall be deemed to be revoked.

g.	The record date for determining the eligibility of ordinary shareholders to attend and vote at the Annual General Meeting is Thursday, May 7, 2026. The register of members of the Company will be closed from Thursday, May 7, 2026 to Tuesday, May 12, 2026 (or to Thursday, May 14, 2026, in the event that the Annual General Meeting is to be held on Thursday, May 14, 2026 because of the Bad Weather Signal), both days inclusive, during which period no transfer of shares will be effected. To be entitled to attend and vote at the Annual General Meeting (or at any adjournment or postponement thereof), all share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) (for shares registered on the Hong Kong branch register of members) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 pm Hong Kong time on Wednesday, May 6, 2026 or (b) (for shares registered on the principal register of members) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm London time on Wednesday, May 6, 2026.

h.	In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the Annual General Meeting or, if the Annual General Meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the offices of the Custodian, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours (excluding weekends and public holidays) before the time fixed for the Annual General Meeting or any adjourned meeting.

i.	In the case of holders of American depositary shares representing ordinary shares in the Company, a voting instruction form must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the Annual General Meeting or, if the Annual General Meeting is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the offices of the respective proxy service vendors, by no later than 10:00 am on Friday, May 1, 2026 (New York city time).

j.	In relation to agenda item No. 2 above, Dr Dan Eldar, Dr Weiguo Su, Mr Cheng Chig Fung, Johnny, Ms Edith Shih, Ms Ling Yang, Dr Renu Bhatia, Dr Chaohong Hu and Mr Wong Tak Wai will retire at the Annual General Meeting, while Professor Tan Shao Weng, Daniel will hold office until the Annual General Meeting and, all of them being eligible, have offered themselves for re-election at the Annual General Meeting. Details of the above Directors are set out in Appendix II to the Circular.

k.	Procedures for Shareholders to propose a person for election as a Director of the Company at the Annual General Meeting are set out under the section headed “Re-election of Directors” in the Circular.

l.	In relation to ordinary resolution in agenda item No. 5 above, the explanatory statement containing the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of an authority for the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, is set out in Appendix III to the Circular.

m.	An electronic voting system will be used by Shareholders (including their proxies and corporate representatives) who attend physically at the Principal Meeting Place, for enhancing efficiency and transparency in the vote counting process. Shareholders as well as their proxies and corporate representatives are recommended to bring their unique login details (contained in the Shareholder Notification or the relevant email from (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited) as well as their own electronic device (for example, smart phone or tablet device with internet connection) for access to the electronic voting system.

n.	Any Shareholder with disability who has particular access request for physical attendance at the Annual General Meeting may contact the Company Secretary of the Company by phone at (852) 2128 1188 or by email to cosec@hutch-med.com on or before 4:00 pm Hong Kong time (9:00 am London time) on Thursday, April 30, 2026.

o.	No refreshment or drinks will be served at the Principal Meeting Place.

p.	BAD WEATHER ARRANGEMENTS

The Annual General Meeting will be held on Tuesday, May 12, 2026 as scheduled regardless of whether or not an amber or red rainstorm warning signal or a tropical cyclone warning signal no. 3 or below is in force in Hong Kong at any time on that day.

However, if the Bad Weather Signal is in force in Hong Kong, at 9:00 am Hong Kong time on Tuesday, May 12, 2026, the Annual General Meeting will not be held on that day but will be automatically postponed and, by virtue of this notice, be held at the same time and place and through the same Online Platform on Thursday, May 14, 2026 instead.

Shareholders may call the hotline at (852) 3166 8368 or visit the Company website at https://www.hutch-med.com for details of the postponement and alternative meeting arrangements

Shareholders should carefully consider the risk of physical attendance at the Annual General Meeting under bad weather conditions, having regard to their personal circumstances and if they should choose to do so, they are advised to exercise due care and caution.

q.	In the event of any inconsistency, the English version of this notice shall prevail over the Chinese version.

As at the date of this announcement, the Directors of the Company are:

Chairman and Non-executive Director:

Dr Dan ELDAR

Executive Directors:

Dr Weiguo SU

(Chief Executive Officer and

Chief Scientific Officer)

Mr CHENG Chig Fung, Johnny

(Acting Chief Executive Officer and

Chief Financial Officer)

Non-executive Directors:

Ms Edith SHIH

Ms Ling YANG

Independent Non-executive Directors:

Professor MOK Shu Kam, Tony

(Senior and Lead Independent Non-executive Director)

Dr Renu BHATIA

Dr Chaohong HU

Professor TAN Shao Weng, Daniel

Mr WONG Tak Wai